Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statements (Nos. 333-118610, 333-107466, 333-66676, 333-51656, and 333-48026) pertaining to various stock incentive and option plans and in Registration Statements (Form S-3, Nos. 333-119431, 333-112759 and 333-104305) of TeleCommunication Systems, Inc. of our reports dated March 16, 2005, with respect to the consolidated financial statements and schedules of TeleCommunication Systems, Inc., Telecommunication Systems, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of TeleCommunication Systems, Inc. included in this Annual Report (Form 10-K) of TeleCommunication Systems, Inc. for the year ended December 31, 2005.

/s/ Ernst & Young LLP

Baltimore, Maryland
March 16, 2006